ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders
of Endeavour Silver Corp. (the “Company”)
Held on June 2, 2009 (the “Meeting”)

To:	All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

1.	Fix Number of Directors

By a vote by way of show of hands, the number of directors of the Company was fixed at six.

2.	Election of Directors

By a vote by way of show of hands, the following six nominees were elected to serve as directors of the Company until the Company’s next Annual General Meeting or until their successors are duly elected or appointed:

Bradford J. Cooke
Geoffrey A. Handley
Leonard Harris
Rex J. McLennan
Mario D. Szotlender
Godfrey J. Walton

3.	Appointment of Auditor

By a vote by way of show of hands, KPMG LLP, Chartered Accountants, was appointed auditor of the Company for the ensuing year and authorized the directors to fix the auditor’s remuneration.

4.	Approval of Amendment No. 1 to the Company's Stock Option Plan

By a vote by ballot, an ordinary resolution was passed approving Amendment No. 1 to the Company's Stock Option Plan. In respect of all votes cast by disinterested shareholders present at the meeting in person or by proxy, 4,639,788 (61.94%) of the votes were cast for and 2,851,114 (38.06%) of the votes were cast against this resolution.

5.	Approval of Stock Bonus Plan

By a vote by ballot, an ordinary resolution was passed approving the Company’s Stock Bonus Plan. In respect of all votes cast by shareholders present at the meeting in person or by proxy, 4,546,469 (60.69%) of the votes were cast for and 2,944,433 (39.31%) of the votes were cast against this resolution.

ENDEAVOUR SILVER CORP.

Per:
"Daniel W. Dickson”

DANIEL W. DICKSON
Chief Financial Officer